                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                Commission File Number
                                                                       ---------
(Check One):

[X] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [ ] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended:  SEPTEMBER 30, 2000
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[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant  MPSI SYSTEMS INC.
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    Former name if applicable  N/A
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    Address of principal executive office (Street and number)
                                                              ----------------
  4343 SOUTH 118TH EAST AVENUE
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    City, state and zip code  TULSA, OKLAHOMA 74146
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                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         THE FINANCIAL STATEMENTS OF THE REGISTRANT ARE NOT YET COMPLETE. DUE TO THE MATERIAL AND PERVASIVE IMPACT ON FINANCIAL STATEMENT DISCLOSURES OF A POTENTIAL RESTRUCTURING OF THE REGISTRANT'S NOTE PAYABLE TO ITS PRINCIPAL BANK, THE REGISTRANT IS UNABLE AT THIS TIME TO COMPLETE THE FINANCIAL STATEMENTS. LOAN CLASSIFICATION, THE STATUS OF COMPLIANCE WITH CERTAIN LOAN COVENANTS, DEBT SERVICE REQUIREMENTS, DEBT MATURITY AND OTHER SIGNIFICANT TERMS OF THE LOAN ARE UNSETTLED AT THIS TIME. MANAGEMENT EXPECTS TO BE ABLE TO FINALIZE THIS MATTER AND COMPLETE THE FINANCIAL STATEMENTS WITHIN THE 15-DAY EXTENSION PERIOD.


                                    12b25-1

                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

JAMES C. AUTEN, CHIEF FINANCIAL OFFICER        918                877-5607
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes      [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               MPSI SYSTEMS INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   DECEMBER 20, 2000      By:   /s/ RONALD G. HARPER
      ------------------------     ---------------------------------------------
                                         RONALD G. HARPER, PRESIDENT
                                         AND CHIEF EXECUTIVE OFFICER

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                                    12b25-2